Filed by Neuberger Berman Municipal Fund Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended
Subject Company:
Neuberger Berman New York Municipal Fund Inc.
Commission File No. 811-21169

Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104-0001 Tel. 212.476.9000

Contact:
Neuberger Berman Investment Advisers LLC
Investor Information
(877) 461-1899

NEUBERGER BERMAN CLOSED-END MUNICIPAL FUNDS
ANNOUNCE STOCKHOLDER APPROVAL OF
PROPOSED REORGANIZATIONS

NEW YORK, July 26, 2023 — Neuberger Berman Municipal Fund Inc. (NYSE American: NBH), Neuberger Berman California Municipal Fund Inc. (NYSE American: NBW), and Neuberger Berman New York Municipal Fund Inc. (NYSE American: NBO) (each a “Fund” and collectively, the “Funds”) have announced that common and preferred stockholders of each Fund have approved proposals to reorganize each of NBO and NBW with and into NBH, with NBH continuing as the surviving Fund in each case.

It is currently expected that the reorganizations will be completed prior to the Funds’ October 31, 2023 fiscal year-ends, subject to the satisfaction of certain customary closing conditions. Each transaction is expected to qualify as a tax-free reorganization for federal income tax purposes and will be effected at each Fund’s respective net asset value (NAV) at the time of the reorganization.

Further information regarding the reorganizations is contained in a proxy statement/prospectus filed publicly with the U.S. Securities and Exchange Commission and disseminated to each Fund’s stockholders. This press release is not intended to, and does not, constitute an offer to purchase or sell shares of, or a solicitation of proxies for, the Funds.

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager. The firm manages a range of strategies—including equity, fixed income, quantitative and multi-asset class, private equity, real estate and hedge funds—on behalf of institutions, advisors and individual investors globally. Neuberger Berman’s investment philosophy is founded on active management, engaged ownership and fundamental research, including industry-leading research into material environmental, social and governance factors.

Neuberger Berman is a PRI Leader, a designation awarded to fewer than 1% of investment firms. With offices in 26 countries, the firm’s diverse team has over 2,750 professionals. For nine consecutive years, Neuberger Berman has been named first or second in Pensions & Investments Best Places to Work in Money Management survey (among those with 1,000 employees or more). The firm manages $443 billion in client assets as of June 30, 2023. For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other closed end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.